UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 3 October, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 3 October, 2016

ING strategy update: Accelerating Think Forward

  Investment of EUR 800 million in continued digital transformation in order to further improve customer experience, accelerate growth in primary customers and lending
  Programmes to also lead to approximately EUR 900 million annual cost savings by 2021; intended initiatives impact around 7,000 employees, mostly in Belgium and the Netherlands

'Accelerating Think Forward' is the theme of the strategy update that CEO Ralph Hamers and other executives will present today at the ING Group Investor Day in Amsterdam, the Netherlands. To accelerate the Think Forward strategy, ING will introduce a number of initiatives to further improve the customer experience, further grow primary customers and lending, and increase efficiency.

"Since launching Think Forward in 2014, we have made excellent progress on many fronts," said Ralph Hamers, CEO of ING. "We attracted over three million new customers, supported the economy by growing lending by around EUR 56 billion and strengthened our capital. We did that by focusing on being clear and easy, anytime, anywhere, and empowering customers to stay a step ahead in life and in business. We also promised to keep getting better and that is exactly what today's steps are aimed at. Our recent successes allow us to do so from a position of strength."

"Customers are increasingly digital and bank with us more and more through mobile devices. Their needs and expectations are the same, all over the world, and they expect us to adopt new technology as fast as companies in other sectors. In order to continue to lead in digital banking, we need to offer a better customer experience, that's instant, personal, frictionless and relevant. At the same time, banks are confronted with continuous regulatory burden and a prolonged period of ultra-low interest rates. These factors put pressure on the returns which are necessary to fund growth and investments, and cover our cost of capital."

"In that context, we intend to start a path of convergence towards one digital banking platform. Countries with similar value propositions intend to harmonise their business models and develop shared operating platforms. Infrastructure, data and support functions are intended to be standardised across countries and business lines. From 2016 to 2021 we intend to invest EUR 800 million in our digital transformation, building a scalable platform to cater for continued commercial growth, an improved customer experience and a quicker delivery of new products. This would allow us to continue our success in growing our client franchise and diversify our income. Through improved efficiency, the Accelerating Think Forward programme is expected to deliver approximately EUR 900 million of annual cost savings by 2021."

"In the Netherlands and Belgium, we intend to improve our customer experience by moving to an integrated banking platform, leveraging the combined strengths of the omnichannel capabilities of the Netherlands with the relationship model and advice capabilities of Belgium. The intended combination would leverage scale advantages of our 11 million customer base, having one value proposition, one strategy, one set of systems, one culture and one organization - but with two legal entities and two balance sheets."

"ING Belgium intends to transform to an omnichannel banking environment. The intention is to rationalise the network by integrating ING and Record Bank branches. At the same time, in the Netherlands, we will  further optimise a number of business and support functions. The intended programme would draw on the experience gained from successful similar large-scale IT projects in the Netherlands and its adoption of the agile way of working."

"In our Challenger Markets, we will work towards a Model Bank, with one retail strategy and a harmonised retail proposition, fully focused on increasing customer interaction. Aimed at further customer and volume growth, we will deliver a scalable business platform, initially for Spain, Italy, France, Czech Republic and Austria. The platform can be extended to additional countries, products and services. An agile, central IT services centre will develop, maintain and run all needed digital requirements. In Germany we will enhance our digital banking platform, introducing an omnichannel approach and investing in scalability to provide room for business growth and improve operational efficiency."

"In Wholesale Banking we intend to extend our Target Operating Model (TOM) programme, further driving simplification, business growth and innovation. We intend to continue to digitalise our client offering through InsideBusiness across geographies, products and devices. Process improvement initiatives would enable us to decommission legacy IT systems, while global service centres would increasingly provide services directly to clients. Our global support functions including IT, Risk, Finance and HR also intend to roll out TOM-programmes, streamlining and standardising to enable further convergence of our operations."

"It is inevitable that the various measures and intentions announced today may have a significant impact on many of our colleagues. It means some functions will change significantly in nature. It might mean that the location of functions will change. And it might mean that positions will no longer be there in the future. All-in-all, over the coming five years, around 7,000 functions might be impacted by these effects, including 950 positions employed by external suppliers."

"While not all plans we present today are finalized, the intended initiatives are expected to result in a reduction of ING's workforce in Belgium by around 3,500 FTEs and by around 2,300 FTEs in the Netherlands for the years 2016-2021. These numbers include the intended move to an integrated banking platform, with the remainder of functions affected spread over intended programmes in IT, operations, Wholesale Banking and various business support functions. At the same time, we will add colleagues in parts of our business where we expect to accelerate growth given our plans to continue to attract new customers and increase lending to support the economies we are active in."

"Regrettably, the steps and intentions announced today would mean that a significant number of colleagues would have to leave ING. Because of the work we have done in recent years, we are able to take these intended measures from a position of strength. This enables us to do our utmost to build on our track record of helping colleagues who are affected to find new job opportunities. For the intended workforce reductions, a pre-tax redundancy provision of around EUR 1.1 billion is expected to be booked, of which EUR 1.0 billion in the fourth quarter of 2016."

"In line with our strategy, we will be introducing ING Group financial  targets for 2020. We will maintain our ING Group CET1 ratio above the prevailing fully-loaded requirement, currently 12.5%, with a leverage ratio above 4%. Our target for the cost/income ratio is 50-52%. In light of the continuing regulatory uncertainty, we are not updating our RoE target (currently 10-13% of ING Bank IFRS-EU equity), but we reiterate our intention to pay a progressive dividend over time."

Further details of the various programmes will become available in the coming months. Wherever there is an impact on the workforce, all intended measures will be made in accordance with local regulations and will be discussed with the respective stakeholders.

Note for editors

Ralph Hamers will discuss the announcements made today in a media conference call on 3 October 2016 at 8:15 a.m. CET. Journalists can join the conference call via the Q&A-mode at +31 20 531 5871 (NL) or +44 203 365 3210 (UK) or via live audio webcast at www.ing.com.

All presentations at the ING Investor Day are available online (www.ing.com/investorday). The keynote speeches by Ralph Hamers and Patrick Flynn (starting shortly after 10.00 a.m. CET) can be followed live via webcast at www.ing.com.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

All projects described are proposed intentions of the bank. No formal decisions will be taken until the information & consultation with the Work Council have been properly finalized. Subject also to regulatory approval.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) potential consequences of European Union countries leaving the European Union, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

PDF version of press release: http://hugin.info/130668/R/2046095/764546.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 3 October, 2016